Form ATS-N
Liquidnet Negotiation ATS

Exhibits 4 and 5

Aggregate platform-wide order flow and execution statistics of the ATS that are not otherwise required disclosures under Rule 605 of Regulation NMS and that the ATS provided to one or more Subscribers as of the end of each calendar quarter. A blank cell in a table means that Liquidnet did not provide that statistic to one or more Subscribers as of the end of the calendar quarter.

General statistics

Statistic	Period	Value
Average execution size in shares	FY 2018	35,000
Average execution size in principal value	FY 2018	$1.6M
Average NBBO spread for Negotiation ATS executions – small and mid-cap stocks	FY 2019	14.94 bps
Average spread savings for Negotiation ATS executions – small and mid-cap stocks	FY 2019	7.95 bps

December 2019 Execution Statistics

Platform Name	ADV* (single-counted)	Average Trade Size	% ADV Block (Shares)		% ADV Block (Notional)		% ADV Market Cap Distribution			% Midpoint (Shares)	% Inside NBBO (Shares)	Single Counted Total Volume	Executions	% at NBBO	Avg. Price Improvement (bps)
			>10,000 Shares	2,000-9,999 Shares	>$200K	$100K-$200K	Small-Cap ($250M-$2B)	Mid-Cap ($2B-$10B)	Large-Cap (>$10B)						
Negotiation ATS	3,987,248	34,557	95.89%	4.04%	96.15%	2.66%	10.84%	58.73%	30.43%	99.13%	99.50%	83,732,200	2,423	0.50%	10.67

January 2020 Execution Statistics

MONTH	ATS	Single Counted Total Volume	Executions	Avg Ex	% Vol >= 10k	% Vol >= $200k	Single Counted ADV*	% at Mid	% Small-Cap	% Mid-Cap	% Large-Cap	% at NBBO	% between NBBO	Avg. Price Improvement (bps)
Jan-20	Negotiation	100,422,950	2,872	34,972	95.77%	97.01%	4,782,045	99.09%	10.87%	55.73%	33.41%	0.49%	99.51%	11.69

February 2020 Execution Statistics

MONTH	ATS	Single Counted Total Volume	Executions	Avg Ex	% Vol >= 10k	% Vol >= $200k	Single Counted ADV*	% at Mid	% Small-Cap	% Mid-Cap	% Large-Cap	% at NBBO	% between NBBO	Avg. Price Improvement (bps)
Feb-20	Negotiation	110,387,750	2,994	36,870	96.22%	96.73%	5,809,882	99.37%	12.76%	54.14%	33.07%	0.40%	99.60%	11.42

Negotiation ATS executions broken out by sector

Sector	Period	Percentage of symbols executed by the Negotiation ATS in a day where the	For symbols executed each day, average percentage of the day's	Average execution size

		Negotiation ATS executed the 1st or 2nd largest trade of the day in that symbol	market block volume in that symbol	
ADRs	Q3 2019	64%		44,000
Energy	FY 2019	57%	38%	42,000
REITS	FY 2019	65%	49%	38,000
Financials	FY 2019	65%	47%	26,000

Negotiation ATS executions broken out by market cap category

Market cap category	Period	Percentage of symbols executed by the Negotiation ATS in a day where the Negotiation ATS executed the 1st or 2nd largest trade of the day in that symbol	For symbols executed each day, average percentage of the day's market block volume in that symbol	Average execution size
Small Cap	FY 2019	81%	62%	30k
Mid Cap	FY 2019	66%	47%	31k